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410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7	T: (604) 687-3520	F: (888) 889-4874

July 9, 2025		NR 06 – 2025

Avrupa Submits Mining License Application for Sesmarias VMS Project, Portugal

Avrupa Minerals Ltd. (AVU:TSXV) is pleased to announce that it has formally submitted a Mining License Application (“MLA”), along with all necessary documentation, covering its 100%-owned Sesmarias copper-zinc VMS project located in the northern portion of the Iberian Pyrite Belt (“IPB”) of Portugal.  The Portuguese Mining Bureau, Direção-Geral de Energia e Geologia (“DGEG”), will now take the necessary time to review the submitted documentation, and as is usually the case, may request further clarifications and/or additional documentation before a decision on granting the license is made.

Paul W. Kuhn, President and CEO of Avrupa Minerals, noted, “The submission of the Mining License Application is the culmination of nearly 15 years of work in the Portuguese portion of the IPB, and 11 years of work since the discovery of Sesmarias.  Persistence and continued upgrade of the 3D geo-structural model of the Sesmarias mineralization through several joint ventures and an Avrupa-funded drilling program has led to an advanced understanding of the prospect and a robust exploration model to search for further mineralization around Sesmarias and in the IPB, itself.  There are still plenty of easily accessible targets at/within the Sesmarias massive sulfide body, and we see opportunity for potentially enlarging the Central Zone at Sesmarias and bringing the massive sulfide mineralization in the Northern and Southern Zones into a possible resource story.  We look forward to working with the DGEG in the coming months to insure a positive transition into the next phase of the Sesmarias Project.”

The Company is actively seeking a mining partner to join in moving the project forward.

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company directed to discovery of mineral deposits, using a hybrid prospect generator business model.  Avrupa holds one 100%-owned license in Portugal, the Alvalade VMS Project, and holds 49% of the JV company, AVU Kosova, that operates the Slivova Gold Project in Kosovo.  The Company is actively advancing six prospects in central Finland through its partnership in Akkerman Finland Oy.  Avrupa focuses its project generation work in politically stable and prospective regions of Europe, presently including Portugal, Finland, and Kosovo.  The Company continues to seek and develop other opportunities around Europe.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.  Mr. Kuhn, the QP, has not only reviewed, but prepared and supervised the preparation or approval of the scientific and technical content in the news release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.